March 31, 2010

Via EDGAR

Mr. Edward M. Kelly
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Dycom Industries, Inc.
Annual Report on Form 10-K for the fiscal year ended July 25, 2009
Definitive Proxy Statement on Schedule 14A filed October 27, 2009
File No. 1-10613

Dear Mr. Kelly:

This letter responds to the supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated March 24, 2010 to Steven E. Nielsen, President and Chief Executive Officer of Dycom Industries, Inc. (“Dycom” or the “Company”) relating to the Annual Report on Form 10-K for the fiscal year ended July 25, 2009, filed with the Commission on September 3, 2009 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed with the Commission on October 27, 2009 (the “Definitive Proxy Statement”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K or the Definitive Proxy Statement, as applicable.

Item 15.  Exhibits and Financial Statement Schedules, page 82

1.	Refer to prior comment 4. It does not appear that you filed Schedule 5.18 to the exhibit. Please advise.

Response: The Company did not file a Schedule 5.18 to the Credit Agreement, dated as of September 12, 2008, among the Company, certain domestic subsidiaries of the Company from time to time parties thereto and the lenders named therein (the “Credit Agreement”) because such schedule was not required by, nor prepared in conjunction with, the Credit Agreement.  Section 5.18 of the Credit Agreement, and therefore the requirement for a Schedule 5.18, was eliminated during the negotiation of the Credit Agreement.  The relevant section heading on page 59 of the Credit Agreement reads “5.18 Reserved” and was not used.  Although Section 5.18 of the Credit Agreement was eliminated, the corresponding list of schedules to the Credit Agreement was not updated, and, as a result, erroneously includes a reference to Schedule 5.18.

****
    In connection with responding to the Staff’s comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We hope that our letter has addressed the Staff’s comment. If you have any questions concerning the matter referred to in this letter, please call the undersigned at (561) 627-7171.

Very truly yours,

Richard B. Vilsoet
Vice President, General Counsel
and Corporate Secretary

cc:           Abigail Arms
Shearman & Sterling LLP